innovega

Innovega Grants Commercial License of its Next-Generation Display Eyewear to Global Supplier

Licensee plans to deliver new assistive technology for the visually impaired

March 28, 2022 08:30 ET | Source: Innovega Inc.

BELLEVUE, Wash., March 28, 2022 (GLOBE NEWSWIRE) -- Innovega Inc., a developer of next-generation display eyewear for augmented reality, virtual reality (AR/VR) and Metaverse applications, finalized a definitive licensing agreement with one of the world's leading providers of assistive technology for the visually impaired, including the legally blind. This is the first commercial licensing agreement for Innovega's next-generation display eyewear system.

The Innovega licensing model allows the licensee the opportunity to manufacture and distribute Innovega's display eyewear. This collaboration follows a previously executed Letter of Intent, along with receipt of a substantial investment in Innovega. The licensee's name is currently confidential.

expert supplier, while allowing the Innovega team to remain focused on innovation. We believe this model will deliver maximum value to our shareholders."

Innovega's display system includes patented disposable soft smart contact lenses that are used in conjunction with its display glasses. This system is designed to meet wearers' parallel demands for lightweight, stylish eyewear and for viewing of digital media that features high-resolution and panoramic field of view. This important combination is unavailable from other AR/VR displays that are either encumbered by heavy, obtrusive headsets or limited by narrow or low-resolution displays.

Innovega has raised more than $5M from its SEC-qualified Regulation A offering of up to $15M. Investors may invest by visiting: www.startengine.com/innovega-inc

About Innovega

Innovega Inc. is developing stylish, lightweight, wearable display eyewear systems that feature a high-resolution, panoramic-field-of-view for medical, consumer, and industrial application. The company is licensing its technology into the $74 billion global vision care market with a first focus on image enhancement for the visually impaired including the legally blind. Its transformative patented platform combines display eyewear with smart contact lenses to deliver broad applications for use in medicine, augmented reality and virtual reality. Innovega has been supported by the Defense Advanced Research Projects Agency, National Eye Institute of National Institutes of Health and National Science Foundation; and has received investments from strategic partners.

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You should read the Offering Circular and risks related to this offering before investing. This Reg A+ offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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Tags

Innovega | health technology | display eyewear system | augmented reality | virtual reality | metaverse

Related Links

- Innovega has raised more than $5M from its SEC-qualified Regulation A offering of up to $15M. Investors may invest by visiting here.